UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Orion Acquisition Corp. II

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

685924 102

(CUSIP Number)

C. Patrick Machado

Senior Vice President and Chief Financial Officer

Orion Acquisition Corp. II

501 Second Street, Suite 211

San Francisco, California 94107

(415) 543-3470

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event which Requires Filing of this Statement)

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only). Joseph J. Grano, Jr.
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO / PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: Citizen of the United States

Number of Shares Beneficially by Owned by Reporting Person With	7. Sole Voting Power: 729,533† 8. Shared Voting Power: -0- 9. Sole Dispositive Power: 729,533† 10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person: 729,533†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11): 7.6%†
14.	Type of Reporting Person: IN
†	Beneficial ownership data calculated based on Commission (as defined below) requirements. All equity securities subject to options or warrants currently exercisable within 60 days after the date hereof are deemed to be outstanding for the purpose of computing the percentage of ownership of the Reporting Person (as defined below) holding such options or warrants, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

EXPLANATORY NOTE

Beginning on the date this Schedule 13D (the “Schedule 13D”) is filed with the Securities and Exchange Commission (the “Commission”) on behalf of Joseph J. Grano, Jr. (the “Reporting Person”), and continuing thereafter until the date on which any further amendment or supplement, as applicable, with respect to this Schedule 13D shall be filed with the Commission on behalf of the Reporting Person, all references to the Schedule 13D shall hereafter be deemed to refer to this Schedule 13D, as such may be hereafter amended or supplemented, as applicable. Disclosure in any Item of this Schedule 13D of any information shall be deemed to be adequate disclosure of such information with respect to all Items of this Schedule 13D calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more or all of such Items to the extent that it is reasonably apparent that such disclosure is applicable.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Orion Acquisition Corp. II (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Orion Acquisition Corp. II, 501 Second Street, Suite 211, San Francisco, California 94107.

Item 2. Identity and Background

(a) The name of the Reporting Person is Joseph J. Grano, Jr.

(b) The business address of the Reporting Person is c/o C. Patrick Machado, Senior Vice President and Chief Financial Officer, Orion Acquisition Corp. II, 501 Second Street, Suite 211, San Francisco, California 94107.

(c) The present principal occupation of the Reporting Person is financial advisory services.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Reference is made to the disclosure provided in Item 4, Item 5 and Item 7 of this Schedule 13D; and such disclosure provided therein is, to the extent applicable to this Item, incorporated by reference into this Item.

Item 4. Purpose of Transaction

On December 17, 2004, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Medivation Acquisition Corp., a wholly-owned subsidiary of the Issuer (the “Merger Sub”), and Medivation, Inc. (the “Acquired Company”), providing for the merger of the Merger Sub with and into the Acquired Company, and pursuant to which the Acquired Company became the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the Merger Agreement, among other things, all the securities of the Acquired Company (the “Acquired

Company Securities”) were converted into securities of the Issuer. In addition, on December 17, 2004, the Issuer entered into Purchase Agreements (the “Purchase Agreements”) with certain accredited investors providing for the issuance and sale of shares of Common Stock to such accredited investors at the price of $1.55 per share of Common Stock (such transactions completed pursuant to, and in connection with, each of the Merger Agreement and the Purchase Agreements, together, the “Transactions”). The Reporting Person entered into a Purchase Agreement with the Issuer providing for the issuance and sale of 258,065 shares of Common Stock to the Reporting Person at a price of $1.55 per share of Common Stock.

In addition, in connection with the Transactions, an aggregate principal amount of indebtedness of the Issuer of approximately $610,775 (including all accrued interest thereon, the “Indebtedness”), incurred pursuant to three (3) convertible promissory notes issued by the Reporting Person to the Acquired Company, was cancelled by the Reporting Person, and was accordingly converted into 394,049 shares of Common Stock issued to the Reporting Person.

At the time the Acquired Company incurred the Indebtedness to the Reporting Person, the Acquired Company issued to the Reporting Person three warrants to purchase equity securities of the Acquired Company (the “Acquired Company Warrants”). In connection with the Merger, and pursuant to the Merger Agreement and an Amendment Agreement dated as of December 17, 2004, by and between the Reporting Person and the Acquired Company (the “Amendment Agreement”), the Acquired Company Warrants were converted into warrants to purchase an aggregate of 77,419 shares of Common Stock at $1.55 per share (the “Converted Warrants”). Each Converted Warrant shall expire on the earliest to occur of (i) a change of control of the Issuer; (ii) the completion of an initial public offering for the Common Stock of the Issuer; and (iii) the tenth (10th) anniversary of the original issuance date of the applicable Acquired Company Warrant that was issued in respect of the applicable Converted Warrant.

The foregoing descriptions of the Merger Agreement, the Purchase Agreements, the Converted Warrants and the Amendment Agreement are not complete. The full texts of such documents, respectively, are filed as exhibits to, and are incorporated by reference into, to this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 729,533, which represents beneficial ownership of the Reporting Person of approximately 7.6% of the Common Stock. With respect to such 729,533 shares of Common Stock beneficially owned by the Reporting Person, 652,114 shares are represented by shares of Common Stock owned directly by the Reporting Person, and 77,419 shares are represented by shares of Common Stock issuable upon the exercise in full by the Reporting Person of the Converted Warrants.

(b) The Reporting Person has the sole power to vote, or to direct the vote, and the sole power to dispose, or to direct the disposition of, all such 729,533 shares of Common Stock beneficially owned by the Reporting Person.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the disclosure provided in Item 4, Item 5 and Item 7 of this Schedule 13D, and such disclosure provided therein is, to the extent applicable, hereby incorporated by reference into this Item.

Item 7. Material to Be Filed as Exhibits

Number	Description
99.1	Agreement and Plan of Merger dated as of December 17, 2004, by and among the Orion Acquisition Corp. II, Medivation Acquisition Corp. and Medivation, Inc.

99.2	Form of Purchase Agreement dated as of December 17, 2004, by and between Joseph J. Grano, Jr. and Orion Acquisition Corp. II

99.3	Form of Warrant of Joseph J. Grano, Jr. dated June 8, 2004

99.4	Form of Warrant of Joseph J. Grano, Jr. dated August 1, 2004

99.5	Form of Warrant of Joseph J. Grano, Jr. dated September 1, 2004

99.6	Form of Amendment Agreement dated as of December 17, 2004, by and between Medivation, Inc. and Joseph J. Grano, Jr.

99.7	Power of Attorney on behalf of Joseph J. Grano, Jr. dated as of December 30, 2004

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the Reporting Person, the Reporting Person certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: January 4, 2004

/s/ Joseph J. Grano, Jr.*
Name: Joseph J. Grano, Jr.

* Executed by C. Patrick Machado Attorney-in-fact of the Reporting Person

EXHIBIT INDEX

Number	Description
99.1	Agreement and Plan of Merger dated as of December 17, 2004, by and among the Orion Acquisition Corp. II, Medivation Acquisition Corp. and Medivation, Inc.

99.2	Form of Purchase Agreement dated as of December 17, 2004, by and between Joseph J. Grano, Jr. and Orion Acquisition Corp. II

99.3	Form of Warrant of Joseph J. Grano, Jr. dated June 8, 2004

99.4	Form of Warrant of Joseph J. Grano, Jr. dated August 1, 2004

99.5	Form of Warrant of Joseph J. Grano, Jr. dated September 1, 2004

99.6	Form of Amendment Agreement dated as of December 17, 2004, by and between Medivation, Inc. and Joseph J. Grano, Jr.

99.7	Power of Attorney on behalf of Joseph J. Grano, Jr. dated as of December 30, 2004